Exhibit (d)(7)

October 20, 2010

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor

New York, NY 10019

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Stone Harbor Investment Partners LP notifies you that it will waive its management fee with respect to and/or bear other expenses of the Fund listed below through September 30, 2012 to the extent that expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap

Stone Harbor Emerging Markets Corporate Debt Fund	1.00 % for Institutional Class shares

1.25 % for Distributor Class shares

With respect to the Fund, Stone Harbor Investment Partners LP shall be permitted to recover, on a class by class basis, expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses fall below the annual rates set forth above; provided, however, that the Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.

During the periods covered by this letter agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

STONE HARBOR INVESTMENT PARTNERS LP

By:	/s/ Adam J. Shapiro
Name: Adam J. Shapiro
Title: General Counsel